CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS LTD. COMPLETES PRELIMINARY ENVIRONMENTAL BASELINE STUDY, COASTAL SIERRA LEONE

April 23, 2008, Vancouver, BC - Cream Minerals Ltd. (CMA - TSX-V) ("Cream" or the “Company”) is pleased to report that it has now received a copy of a Preliminary Environmental Baseline Study, prepared and completed by Pottinger Gaherty Environmental Consultants Ltd. (PGL) of Vancouver, BC.

The study dated December 2007, covers the project area of the Company’s offshore licence at the mouth of the Mano River at South Coastal Sierra Leone, West Africa.

In November 2006, Cream conducted a dredge sampling program on its offshore prospecting licences and the Company retained PGL to conduct the environmental study.  A baseline inventory of environmental conditions before mining operations commence is a prerequisite for an environmental impact study, and is key in addressing mining operation design specifications, environmental management plans, environmental liability issues and international and Sierra Leone-specific regulatory requirements.

This study was conducted to summarize the project areas environmental baseline conditions for biological resources, surface water quality and sediment quality.  PGL conducted a search for background information and it is believed that this is the only available report of its kind for the project area.  A report entitled “An Assessment of the Status of the Coastal and Marine Biodiversity in Sierra Leone”, authored by Dr. Ernest Tom Ndomahima (2002) assisted in providing information on biological resources in the project area.

Site Description

Figure 1 shows the site location in Sierra Leone.  The mineral prospecting licences (EXPL 8/05) cover an offshore area of approximately 88 km² at the mouths of the Mano and Moa Rivers, adjacent to the Liberian border.  Dredge sampling for exploration and environmental purposes focused on the mouth of the Mano River during the November 2006 work program.  The centre of the offshore prospecting licences is approximately latitude 6º56.0’ and longitude 11º33.0’.  The coastal villages of Sulima, Mano Kependeh, and Salijah are adjacent to the licence areas.

The continental shelf off the south coast of Sierra Leone is gently dipping, with a maximum slope of about 15º.  The continental shelf was exposed and subjected to erosional forces during the last glaciation.  The Mano and Moa Rivers created deep channels within the continental shelf, which filled with deltaic sediment in the present-day outer shelf area.  Water depths at the outer shelf area reach 70m (Casierra 1996).

Background Information

In August 1994, Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc. (collectively, Casierra) were granted six exclusive offshore prospecting licences for diamond exploration.  Refer to N1-43-101 by Charles K. Ikona, P.Eng, Pamicon Developments Ltd., May 12, 2005.  A geophysical survey and geological sampling program was conducted in 1995 to obtain information on regional geology.  A second-phase exploration program was carried out in 1996, with detailed exploration of selected target areas.  The political situation in Sierra Leone stalled further exploratory activities until recently.

In 2005, Cream, which has earned a 70% interest in the joint venture with Casierra, completed a detailed magnetometer survey as phase one of a two-phase exploration program.  The second phase was completed in November 2006, and consisted of a dredge-sampling program.  Site conditions were observed, and environmental sampling was conducted concurrent with the dredge-sampling program.

Environmental Policy

Sierra Leone has, among other legislation aimed at conservation, a broad-based National Environmental Protection Act (2000) and a National Biodiversity Strategy and Action Plan that was launched in 2002.  In making recommendations for future policy guidelines, Ndomahina (2002) states that “activities…such as agriculture, fishing, tourism, transportation, mining, and waste management are in the hands of the private sector, with the government playing a coordinating role only and acting as tax collector”.  He says: “because of our special circumstances with respect to our level of poverty, the increasing use of our biological resources has often been permitted without adequately addressing their impact on the country’s rich biodiversity”.

Recommended measures include further scientific baseline study, requirement of Environmental Impact Assessments for major projects, sound coastal zone environmental management through regulatory and economic policy, establishment of conservation zones, national air and water quality standards, and public education.

Mr. Ben Ainsworth, P.Eng., is the qualified person on this project for the purposes of National Instrument 43-101.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212  Email: info@creamminerals.com

or

Caterina Cerquiera

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.